Exhibit 99.1

RISE Education Announces Unaudited Third Quarter 2017 Financial Results

BEIJING, Nov. 27, 2017 – RISE Education Cayman Ltd ("RISE" or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the third quarter and the first nine months ended September 30, 2017.

Financial and Operational Highlights

•	Total revenues increased by 28.3% year over year to RMB 260.0 million in the third quarter of 2017.
•	Gross profit increased by 31.5% year over year to RMB 133.2 million in the third quarter of 2017.
•	Net income decreased by 1.3% year over year to RMB 26.6 million in the third quarter of 2017.
•	Adjusted net income[1]increased by 33.3% year over year to RMB 35.9 million in the third quarter of 2017.
•	Adjusted EBITDA[2]increased by 31.0% year over year to RMB 64.8 million in the third quarter of 2017.
•	Adjusted EBITDA margin expanded to 24.9% in the third quarter of 2017 from 24.4% in the same period of the prior year.
•	Total number of learning centers reached 259 as of September 30, 2017, including 58 self-owned and 201 franchised learning centers.
•	Student enrollment at the self-owned learning centers increased by 38.5% year over year to 38,193 by September 30, 2017.
•	Student retention rate at the self-owned learning centers improved further to 70%.

“We continue to benefit from the robust growth in the junior ELT market,” stated Mr. Yiding Sun, Chief Executive Officer of RISE. “To satisfy rapidly rising consumer demand, we have further expanded our network to include 259 learning centers across 85 cities throughout China as of September 30, 2017. Due to the success of our 58 self-owned learning centers, we continue to improve our brand awareness and competitiveness in tier-one cities. At our 201 franchised learning centers, we have been improving our quality control and operational visibility by consistently deploying our COS management information system across our franchisees. Also, to further strengthen our competitive advantages in subject-based learning, we have ramped up deployment of our Can-Talk product and reached a definitive agreement to acquire The Edge Learning Centers Limited (“The Edge”) during the third quarter. In addition, in September we celebrated our 10-year anniversary a considerable milestone that allowed us to remember our successes and contemplate our future. Going forward, we strive to maintain our growth momentum by opening more self-owned learning centers in tier-one cities, adding more franchisees in non-tier-one cities, improving the uniformity in quality of service across our entire network, and rolling out new and innovative products.”

Ms. Chelsea Wang, Chief Financial Officer of RISE, stated, “Our growth momentum is manifested in our financial results. Our total revenues increased by 28.3% year-over-year in the third quarter of 2017, driven both by the 38.5% year over year increase in our student enrollment and by our high student retention rate of 70%, which is much better than the industry average of 41%, according to Frost and Sullivan. Our adjusted EBITDA margin has expanded to 24.9% in the third quarter of 2017 from 24.4% in the same period of the prior year, mostly due to our improved economies of scale and rigorous cost control measures. More notably, our deferred revenue and customer advances grew by 33.1% from the end of 2016 through September 30, 2017. We believe our revenue growth momentum combined with our solid profitability and strong cash generation capability has all laid a solid foundation for our future development.”

THIRD QUARTER 2017 FINANCIAL RESULTS

Revenues

Total revenues for the third quarter of 2017 increased by RMB 57.3 million, or 28.3%, to RMB 260.0 million (US$ 39.1 million) from RMB 202.7 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB 42.6 million in revenues from educational programs.

•	Revenues from educational programs for the third quarter of 2017 increased by 26.4% to RMB 203.6 million (US$ 30.6 million) from RMB 161.0 million in the same period of the prior year. This increase was primarily due to an increase in student enrollment at self-owned learning centers in the first nine months of 2017, and was partially offset by the impact of a two-week pause in our courses during the summer holiday as we determined to defer the delivery of the missed classes until a later date for the benefit of our students. The increase in the Company’s student enrollment was attributable to (i) higher student enrollment at existing learning centers as they matured and achieved a higher retention rate, which was partially driven by the Company’s established brand and growing offerings of reputable products; and (ii) the increase in the number of self-owned learning centers to 58 as of September 30, 2017 from 48 as of September 30, 2016.

•	Franchise revenues for the third quarter of 2017 increased by 44.9% to RMB 31.0 million (US$ 4.7 million) from RMB 21.4 million in the same period of the prior year. This increase was primarily due to an increase in the recurring franchise fees from the Company’s existing franchised learning centers, as well as an increase in the initial and renewal franchise fees in the third quarter of 2017. The number of franchised learning centers increased to 201 as of September 30, 2017 from 156 as of September 30, 2016.

•	Other revenues for the third quarter of 2017 increased by 25.3% to RMB 25.5 million (US$ 3.8 million) from RMB 20.3 million in the same period of the prior year. The increase was primarily due to an increase in revenues from the Company’s overseas study tour business.

1       Adjusted net income excludes IPO and one-off professional expenses from net income. For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

2       Adjusted EBITDA excludes IPO and one-off professional expenses from EBITDA. For details on the calculation of and reconciliation to the nearest GAAP measures for adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cost of Revenues

Cost of revenues for the third quarter of 2017 increased by RMB 25.4 million, or 25.1%, to RMB 126.8 million (US$ 19.1 million) from RMB 101.4 million in the same period of the prior year, which was primarily due to the increase in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase in teaching hours at self-owned learning centers. This increase was partially offset by a decrease in amortization expenses related to certain intangible assets acquired as part of the 2013 Bain acquisition, of which the Company recorded RMB 3.4 million (US$ 0.5 million) in the third quarter of 2017, compared to RMB 7.1 million in the third quarter of 2016.

Gross Profit

Gross profit for the third quarter of 2017 increased by RMB 31.9 million, or 31.5%, to RMB 133.2 million (US$ 20.0 million) from RMB 101.3 million in the same period of the prior year. Gross margin increased to 51.2% for the third quarter of 2017 from 50.0% in the same period of the prior year.

Operating Expenses and Income

Total operating expenses for the third quarter of 2017 increased by RMB 22.4 million, or 33.3%, to RMB 89.8 million (US$ 13.5 million) from RMB 67.4 million in the same period of the prior year. As a percentage of total net revenues, total operating expenses was 34.5% in the third quarter of 2017, as compared with 33.2% in the same period of the prior year.

•	Selling and marketing expenses for the third quarter of 2017 increased to RMB 45.0 million (US$ 6.8 million) from RMB 30.4 million in the same period of the prior year. As a percentage of total net revenues, selling and marketing expenses was 17.3% in the third quarter of 2017, as compared with 15.0% in the same period of the prior year. This increase was primarily due to the increase in expenses related to branding activities for the Company in the third quarter of 2017, as well as the increase in general marketing channel expenses as the Company expanded its network of self-owned learning centers and increased student enrollment.

•	General and administrative expenses for the third quarter of 2017 increased to RMB 44.8 million (US$ 6.7 million) from RMB 36.9 million in the same period of the prior year. This increase was primarily due to IPO and one-off professional expenses of RMB 9.3 million. As a percentage of total net revenues, general and administrative expenses was 17.2% in the third quarter of 2017, as compared with 18.2% in the same period of the prior year. The decrease was largely due to improvements in the Company’s operating efficiency, primarily driven by the Company’s standardization in management and operating procedures and increasing economies of scale.

Operating income for the third quarter of 2017 increased by 27.9% to RMB 43.4 million (US$ 6.5 million) from RMB 33.9 million in the same period of the prior year.

Interest Expense

Interest expense for the third quarter of 2017 was RMB 5.7 million (US$ 0.9 million), as compared with RMB 1.0 million in the same period of the prior year. The Company drew down a US$ 55 million long term loan facility from CTBC Bank Co. Ltd. on September 12, 2016, and this loan facility was further expanded to US$ 110.0 million in September 2017. The increase in interest expense is caused by a combination of longer interest period and a higher loan principal. The company plans to repay the loan by installments in the next 5 years.

Income before Income Tax Expense

Income before income tax expense for the third quarter of 2017 was RMB 43.9 million (US$ 6.6 million), as compared with RMB 38.9 million in the same period of the prior year.

Income Tax Expense

Income tax expense for the third quarter of 2017 was RMB 17.4 million, as compared with RMB 12.0 million in the same period of the prior year.

Net Income and Non-GAAP Measures

Net income for the third quarter of 2017 decreased by 1.3% to RMB 26.6 million (US$ 4.0 million) from RMB 26.9 million in the same period of the prior year, primarily due to the increase in interest expenses related to the Company’s loan from CTBC Bank and RMB 9.3 million of IPO and one-off professional expenses.

Adjusted net income excludes from net income IPO and one-off professional expenses. Adjusted net income for the third quarter of 2017 increased by 33.3% year over year to RMB 35.9 million (US$ 5.4 million) from RMB 26.9 million in the same period of the prior year.

EBITDA is net income or loss before interest, taxes, depreciation and amortization. EBITDA for the third quarter of 2017 increased by 12.2% to RMB 55.5 million (US$ 8.3 million) from RMB 49.5 million in the same period of the prior year.

Adjusted EBITDA excludes from EBITDA IPO and one-off professional expenses. Adjusted EBITDA for the third quarter of 2017 increased by 31.0% year over year to RMB 64.8 million (US$ 9.7 million) from RMB 49.5 million in the same period of the prior year.

Adjusted EBITDA margin increased to 24.9% for the third quarter of 2017 from 24.4% in the same period of the prior year.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income, EBITDA and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Net Income per Share and Adjusted Net Income per Share

Basic and diluted net income per ordinary share attributable to RISE was RMB 0.30 (US$ 0.05) for the third quarter of 2017. Adjusted net income per ordinary share attributable to RISE was RMB 0.39 (US$ 0.06) for the third quarter of 2017. For details on the calculation of and reconciliation to the nearest GAAP measures for adjusted net income per share, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash provided by operating activities for the third quarter of 2017 was RMB 75.5 million (US$ 11.3 million), as compared with RMB 81.8 million in the same period of the prior year.

Balance Sheet

As of September 30, 2017, the Company had combined cash and cash equivalents, restricted cash, and short-term investment of RMB 764.3 million (US$ 114.9 million), as compared with RMB 656.7 million as of December 31, 2016.

Deferred revenue and customer advances was RMB 800.7 million (US$ 120.3 million) at the end of the third quarter of 2017, representing an increase of 33.1% from RMB 601.3 million as of December 31, 2016, primarily due to the increase in pre-paid tuition and fees from growing student enrollment, which was partially offset by recognized revenue as courses were delivered. Deferred revenue and customer advances mainly consisted of upfront tuition fee payments from students and initial franchise fees from the Company’s franchise partners.

FIRST NINE MONTHS 2017 FINANCIAL RESULTS

Revenues

Total revenues for the first nine months of 2017 increased by RMB 179.4 million, or 34.6%, to RMB 697.1 million from RMB 517.7 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB 146.1 million in revenues from educational programs.

•	Revenues from educational programs for the first nine months of 2017 increased by 33.6% to RMB 581.4 million (US$ 87.4 million) from RMB 435.3 million in the same period of the prior year. This increase was primarily due to the same factors that led to the quarterly increase.

•	Franchise revenues for the first nine months of 2017 increased by 55.1% to RMB 83.0 million (US$ 12.5 million) from RMB 53.5 million in the same period of the prior year. This increase was primarily due to the same factors that led to the quarterly increase.

•	Other revenues for the first nine months of 2017 increased by 13.3% to RMB 32.7 million (US$ 4.9 million) from RMB 28.9 million in the same period of the prior year. The increase was primarily due to the same factors that led to the quarterly increase.

Cost of Revenues

Cost of revenues for the first nine months of 2017 increased by RMB 51.8 million, or 19.1%, to RMB 322.9 million (US$ 48.5 million) from RMB 271.1 million in the same period of the prior year, which was primarily due to the increase in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase in teaching hours at self-owned learning centers. This increase was partially offset by a decrease in amortization expenses related to certain intangible assets acquired as part of the 2013 Bain acquisition, of which the Company recorded RMB 10.5 million (US$ 1.6 million) for the first nine months of 2017, compared to RMB 27.0 million for the first nine months of 2016.

Gross Profit

Gross profit for the first nine months of 2017 increased by RMB 127.6 million, or 51.7%, to RMB 374.2 million (US$ 56.2 million) from RMB 246.6 million in the same period of the prior year. Gross margin increased to 53.7% for the first nine months of 2017 from 47.6% in the same period of the prior year. The increase in the gross margin was primarily attributable to the improvement in operating efficiencies and the decrease in amortization expenses.

Operating Expenses and Income

Total operating expenses for the first nine months of 2017 increased by RMB 56.6 million, or 29.9%, to RMB 246.0 million (US$ 37.0 million) from RMB 189.4 million in the same period of the prior year. As a percentage of total net revenues, total operating expenses was 35.3% for the first nine months of 2017, as compared with 36.6% in the same period of the prior year.

•	Selling and marketing expenses for the first nine months of 2017 increased to RMB 116.3 million (US$ 17.5 million) from RMB 84.2 million in the same period of the prior year. As a percentage of total net revenues, selling and marketing expenses was 16.7% in the first nine month of 2017, as compared with 16.3% in the same period of the prior year. This increase was primarily due to the same factors that led to the quarterly increase.

•	General and administrative expenses for the first nine months of 2017 increased to RMB 129.7 million (US$ 19.5 million) from RMB 105.3 million in the same period of the prior year. This increase was primarily due to an increase in the number of administrative personnel and IPO and one-off professional expenses. As a percentage of total net revenues, general and administrative expenses was 18.6% in the first nine months of 2017, as compared with 20.3% in the same period of the net prior year. The decrease was largely due to the same factors that led to the quarterly decrease.

Operating income for the first nine months of 2017 increased by 124.2% to RMB 128.2 million (US$ 19.3 million) from RMB 57.2 million in the same period of the prior year.

Interest Expense

Interest expense for the first nine months of 2017 was RMB 15.6 million (US$ 2.3 million), as compared with RMB 1.0 million in the same period of the prior year, mostly due to the same factors that led to the quarterly increase. The Company drew down a US$ 55 million long term loan facility from CTBC Bank Co. Ltd. on September 12, 2016 and this loan facility was further expanded to US$ 110.0 million in September 2017. The increase in interest expense was mainly caused by the longer interest period and to a less extent by the higher loan principal. The company plans to repay the loan by installments in the next 5 years.

Income before Income Tax Expense

Income before income tax expense for the first nine months of 2017 was RMB 128.4 million (US$ 19.3 million), as compared with RMB 67.0 million in the same period of the prior year.

Income Tax Expense

Income tax expense for the first nine months of 2017 was RMB 44.0 million (US$ 6.6 million), as compared with RMB 21.9 million in the same period of the prior year.

Net Income and Non-GAAP Measures

Net income for the first nine months of 2017 increased by 86.9% to RMB 84.4 million (US$ 12.7 million) from RMB 45.2 million in the same period of the prior year.

Adjusted net income for the first nine months of 2017 increased by 107.5% year over year to RMB 93.7 million (US$ 14.1 million) from RMB 45.2 million in the same period of the prior year.

EBITDA for the first nine months of 2017 increased by 52.7% to RMB 165.1 million (US$ 24.8 million) from RMB 108.1 million in the same period of the prior year.

Adjusted EBITDA for the first nine months of 2017 increased by 61.3% year over year to RMB 174.4 million (US$ 26.2 million) from RMB 108.1 million in the same period of the prior year.

Adjusted EBITDA margin increased to 25.0% for the first nine months of 2017 from 20.9% in the same period of the prior year.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income, EBITDA and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Net income per Share and Adjusted Net income per Share

Basic and diluted net income per ordinary share attributable to RISE was RMB 0.90 (US$ 0.14) for the first nine months of 2017. Adjusted Basic and diluted net income per ordinary share attributable to RISE was RMB 0.99 (US$ 0.15) for the first nine months of 2017. For details on the calculation of and reconciliation to the nearest GAAP measures for adjusted net income per share, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

BUSINESS OUTLOOK

For the fourth quarter of 2017, the Company expects its total revenues to be in the range of RMB 260.0 million to RMB 270.0 million, representing a year-over-year growth rate of approximately 34.5% to 39.7%. As disclosed in the Company's IPO prospectus, the Company expects to incur IPO related expenses, Bain Capital consulting service termination fees and share-based compensation expenses in the fourth quarter of 2017. Nonetheless, we expect adjusted EBITDA margin in the fourth quarter of 2017 to remain at approximately the same level as during the first nine months of 2017. This forecast reflects the Company's current and preliminary view on the market and operational conditions, which is subject to change.

RECENT DEVELOPMENTS

In September 2017, the Company entered into a definitive agreement to acquire The Edge. The Edge is a leading Hong Kong-based consulting firm that provides students aged 12 years old or above with after-class tutoring, test preparation, and admission consulting services. The Edge complements the Company’s Rise Up product and extends the Company’s service offerings to cover the entire learning cycle of a student prior to entering college. The acquisition is expected to close during the fourth quarter of 2017, subject to customary closing procedures and conditions.

Conference Call Information

RISE Education will hold a conference call on Monday, November 27, 2017 at 8:00 pm Eastern Time (or Tuesday, November 28, 2017 at 9:00 am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#5686886

The replay will be accessible through December 5, 2017 by dialing the following numbers:

United States Toll Free:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#5686886

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.6533 to US$1.00, the noon buying rate in effect on September 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Adjusted EBITDA and net income provides us with an understanding of the results from the primary operations of our business by excluding the effects of certain transaction related expenses that do not reflect the ordinary EBITDA and net income of our operations. We use adjusted EBITDA and adjusted net income to evaluate our period-over-period operating performance because our management believes this provides a more comparable measure of our continuing business as it adjusts for transaction related expenses that are not reflective of the normal earnings of our business. These measures may be useful to an investor in evaluating the underlying operating performance of our business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

RISE Education

Email: riseir@rdchina.net

ICR, Inc.

Xueli Song

Tel: (+1) 347-436-8371

Email: riseir@rdchina.net

RISE EDUCATION CAYMAN LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	September 30	September 30
	2016	2017	2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	639,999	632,676	95,092
Restricted cash	16,689	31,576	4,746
Short-term investment	-	100,000	15,030
Accounts receivable, net	-	1,072	161
Amounts due from a related party	-	150,000	22,545
Inventories	5,533	6,561	986
Prepaid expenses and other current assets	45,517	43,763	6,578
Total current assets	707,738	965,648	145,138
Property and equipment, net	75,673	93,873	14,109
Intangible assets, net	225,951	204,966	30,807
Goodwill	461,686	450,929	67,775
Deferred tax assets	4,087	5,997	901
Other non-current assets	25,163	29,835	4,485
Total assets	1,500,298	1,751,248	263,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	38,186	246,593	37,063
Accounts payable	4,068	2,949	443
Accrued expenses and other current liabilities	96,158	112,537	16,914
Deferred revenue and customer advances	601,324	800,662	120,341
Income taxes payable	23,630	24,606	3,698
Total current liabilities	763,366	1,187,347	178,459
Long-term loan	333,102	655,161	98,472
Deferred tax liabilities	3,070	6,664	1,002
Other non-current liabilities	2,333	3,153	474
Total liabilities	1,101,871	1,852,325	278,407

Commitments and contingencies	-	-	-

Shareholders’ equity:
Ordinary shares	6,120	6,120	920
Additional paid-in capital	452,369	-	-
Statutory reserves	32,511	32,511	4,886
Accumulated deficit	(134,264)	(163,680)	(24,601)
Accumulated other comprehensive income	50,464	38,376	5,768
Total Rise Education Cayman Ltd shareholders’ equity/(deficit)	407,200	(86,673)	(13,027)
Non-controlling interests	(8,773)	(14,404)	(2,165)
Total equity	398,427	(101,077)	(15,192)
Total liabilities, non-controlling interests and shareholders’ equity	1,500,298	1,751,248	263,215

RISE EDUCATION CAYMAN LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	202,696	260,018	39,081	517,742	697,118	104,778
Cost of revenues	(101,391)	(126,822)	(19,062)	(271,128)	(322,901)	(48,532)
Gross profit	101,305	133,196	20,019	246,614	374,217	56,246
Selling and marketing expenses	(30,443)	(45,049)	(6,771)	(84,165)	(116,292)	(17,479)
General and administrative expenses	(36,947)	(44,769)	(6,729)	(105,258)	(129,690)	(19,493)
Operating income	33,915	43,378	6,519	57,191	128,235	19,274
Interest income	6,153	6,175	928	12,206	15,613	2,347
Interest expense	(1,038)	(5,715)	(859)	(1,038)	(15,622)	(2,348)
Foreign currency exchange (loss)/income	(186)	(18)	(3)	(1,374)	180	27
Other income/(expense), net	79	113	17	39	(23)	(3)
Income before income tax expense	38,923	43,933	6,602	67,024	128,383	19,297
Income tax expense	(12,020)	(17,368)	(2,610)	(21,862)	(43,991)	(6,612)
Net income	26,903	26,565	3,992	45,162	84,392	12,685
Add: net loss attributable to non-controlling interests	51	3,369	506	1,117	5,630	846
Net income attributable to RISE Education Cayman Ltd	26,954	29,934	4,498	46,279	90,022	13,531

Net income per ordinary share:
Basic	0.27	0.30	0.05	0.46	0.90	0.14
Diluted	0.27	0.30	0.05	0.46	0.90	0.14

Shares used in net income per ordinary share computation:
Basic	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Diluted	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000

Net income	26,903	26,565	3,992	45,162	84,392	12,685
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	2,370	(8,394)	(1,262)	16,214	(12,088)	(1,817)
Other comprehensive income/(loss)	2,370	(8,394)	(1,262)	16,214	(12,088)	(1,817)
Comprehensive income	29,273	18,171	2,730	61,376	72,304	10,868
Add: comprehensive loss attributable to non-controlling interests	51	3,369	506	1,117	5,630	846
Comprehensive income attributable to RISE Education Cayman Ltd	29,324	21,540	3,236	62,493	77,934	11,714

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
Net income	26,903	26,565	3,992	45,162	84,392	12,685
Add: Depreciation	7,077	7,105	1,068	20,909	21,633	3,251
Add: Amortization	8,620	4,970	747	31,331	15,085	2,267
Add: Interest expense	1,038	5,715	859	1,038	15,622	2,348
Add: Income tax expense	12,020	17,368	2,610	21,862	43,991	6,612
Less: Interest income	(6,153)	(6,175)	(928)	(12,206)	(15,613)	(2,347)
EBITDA	49,505	55,548	8,348	108,096	165,110	24,816

IPO and one-off professional expenses	-	9,299	1,397	-	9,299	1,397
Adjusted EBITDA	49,505	64,847	9,745	108,096	174,409	26,213

Net income	26,903	26,565	3,992	45,162	84,392	12,685
IPO and one-off professional expenses	-	9,299	1,397	-	9,299	1,397
Adjusted net income	26,903	35,864	5,389	45,162	93,691	14,082

Net income per share	0.27	0.30	0.05	0.46	0.90	0.14
IPO and one-off professional expenses per share	-	0.09	0.01	-	0.09	0.01
Adjusted net income per share	0.27	0.39	0.06	0.46	0.99	0.15